September 30, 2024

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences 100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Tyler Howes
Sebastian Gomez Abero

Re:	Autolus Therapeutics plc
Form 10-K for Fiscal Year Ended December 31, 2023
Filed March 21, 2024
File No. 001-38547

Dear Mr. Howes and Mr. Gomez Abero:

Autolus Therapeutics plc (the “Company”) sets forth below its response to the comment received in the letter dated September 19, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed on March 21, 2024 (the “2023 Form 10-K”). To facilitate the Staff’s review, the Staff’s comment as communicated in the Comment Letter is reprinted below in italics and is followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 11. Executive Compensation, page 128

1. We note you have checked the box stating that your filing contains error corrections to previously issued financial statements that required a recovery analysis of incentive-based compensation received by your executive officers. However, we do not note any disclosure related to your recovery analysis. Please provide the information required by Item 402(w) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company concluded that no recovery of compensation was required pursuant to the Company’s compensation recovery policy. However, the disclosure responsive to Item 402(w)(2) regarding the recovery analysis was inadvertently omitted from the 2023 Form 10-K.

Autolus Therapeutics plc, The MediaWorks, 191 Wood Lane, London, W12 7FP, United Kingdom
T: 020 3829 6230 www.autolus.com Registered in England no: 11185179

As described on page 134 of the 2023 Form 10-K under the heading “Clawbacks,” the Company adopted a Dodd-Frank Act-compliant clawback policy, referred to as the Incentive Compensation Recoupment Policy, which was filed as Exhibit 97.1 to the 2023 Form 10-K. The Incentive Compensation Recoupment Policy applies to Incentive Compensation (as defined in the Incentive Compensation Recoupment Policy) received on or after October 2, 2023.

The Company advises the Staff that the only Incentive Compensation paid on or after October 2, 2023 that was earned based on the attainment of a Financial Reporting Measure (as defined in the Incentive Compensation Recoupment Policy) was the annual cash bonus paid in March 2024 for individual and company performance during the year ended December 31, 2023. The Company has from time to time also granted performance-based restricted stock units and performance-based stock options to its officers; however, the performance conditions for vesting of all such awards granted to date have related to the achievement of clinical development or regulatory milestones and not on the achievement of any Financial Reporting Measure.

With respect to the annual cash bonuses paid to the Company’s senior management in 2024 for performance during 2023, the performance goals related primarily to research, clinical development and regulatory milestones; however, two of the performance goals contained a financial component: (i) entering into a collaboration for the Company’s product candidate obe-cel with a positive net cash flow impact on the Company of at least a specified amount, and (ii) generating collaboration and technology licensing income of at least a specified amount. When the Compensation Committee of the Company’s Board of Directors evaluated the achievement of the corporate goals for 2023, the Committee also took into account that the Company had completed a public offering of its equity securities in February 2023, which was not contemplated when the corporate goals for 2023 were originally established.

As described in Note 3 to the Company’s financial statements included in the 2023 Form 10-K, in connection with the preparation of the Company's consolidated financial statements as of and for the year ended December 31, 2023, the Company discovered that in prior years it had incorrectly accounted and presented its U.K Small and Medium-Sized Enterprise (SME) tax credit in accordance with ASC 740 - Income Taxes. The error resulted in an overstatement of both income tax benefit and research and development expense, and therefore total operating expenses, of $24.6 million and $24.0 million for the years ended December 31, 2022 and 2021, respectively.

The correction of the foregoing error only impacted the Company’s consolidated statement of operations and comprehensive loss and had no impact on the Company’s consolidated balance sheet, consolidated statement of cash flows or consolidated statement of stockholders’ equity. Within the consolidated statement of operations and comprehensive loss, the Company’s income tax benefit was reduced by $24.6 million and $24.0 million for the years ended December 31, 2022 and 2021, respectively, with corresponding reductions in research and development expenses and total operating expenses. There was no impact on net loss attributable to the Company’s ordinary shareholders in any of the periods.

Autolus Therapeutics plc, The MediaWorks, 191 Wood Lane, London, W12 7FP, United Kingdom
T: 020 3829 6230 www.autolus.com Registered in England no: 11185179

As none of the Financial Measures that were part of the annual cash bonuses paid in March 2024 related to income tax expense/benefit, research and development expense or total operating expense, the Company concluded that no recovery of erroneously awarded compensation was required under the Incentive Compensation Recoupment Policy.

Please direct any questions concerning this letter to Brian F. Leaf of Cooley LLP at +1 703 456 8053 or bleaf@cooley.com or Courtney T. Thorne of Cooley LLP at +1 617 937 2318 or cthorne@cooley.com.

Sincerely,

/s/Christian Itin
Christian Itin, Ph.D.
Chief Executive Officer
Autolus Therapeutics plc

Cc:	Alex Driggs, Autolus Therapeutics plc
Robert Dolski, Autolus Therapeutics plc
Courtney T. Thorne, Cooley LLP
Brian F. Leaf, Cooley LLP
Christian E. Plaza, Cooley LLP